UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                              GOLDEN TELECOM, INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    38122G107
                                 --------------
                                 (CUSIP Number)

                             Vladimir Lechtman, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                           Robert S. Strauss Building
                         1333 New Hampshire Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 887-4000
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 2001
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 96 Pages
                             Exhibit Index: Page 17

                                  SCHEDULE 13D
CUSIP No. 038122G107                                          Page 2 of 96 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ALFA TELECOM LIMITED

2        Check the Appropriate Box If a Member of a Group*
                                                      a.  [_]
                                                      b.  [x]**

3        SEC Use Only

4        Source of Funds*

                  AF; OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  British Virgin Islands

         Number of            7         Sole Voting Power
           Shares                              12,731,707**
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               12,731,707**

                             10         Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    12,731,707**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    51.71%**

14       Type of Reporting Person*

                  OO; HC

--------------
**       See Items 5 and 6.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 038122G107                                          Page 3 of 96 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ALFA FINANCE HOLDINGS S.A.

2        Check the Appropriate Box If a Member of a Group*
                                                      a.  [_]
                                                      b.  [x]**

3        SEC Use Only

4        Source of Funds*

                  AF; OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Luxembourg

         Number of            7          Sole Voting Power
           Shares                              12,731,707**
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               12,731,707**

                              10        Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    12,731,707**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    51.71%**

14       Type of Reporting Person*

                  OO; HC

---------------
**       See Items 5 and 6.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 038122G107                                          Page 4 of 96 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CTF HOLDINGS LIMITED

2        Check the Appropriate Box If a Member of a Group*
                                                      a.  [_]
                                                      b.  [x]**

3        SEC Use Only

4        Source of Funds*

                  AF; OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Gibraltar

         Number of            7          Sole Voting Power
           Shares                              12,731,707**
        Beneficially
          Owned By            8         Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               12,731,707**

                              10        Shared Dispositive Power
                                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    12,731,707**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    51.71%**

14       Type of Reporting Person*

                  OO; HC

----------
**       See Items 5 and 6.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. 038122G107                                          Page 5 of 96 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No.  of Above Person

                  CROWN FINANCE FOUNDATION

2        Check the Appropriate Box If a Member of a Group*
                                                      a.  [_]
                                                      b.  [x]**

3        SEC Use Only

4        Source of Funds*

                  AF; OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Liechtenstein

         Number of            7          Sole Voting Power
           Shares                              12,731,707**
        Beneficially
          Owned By            8          Shared Voting Power
            Each                               0
         Reporting
           Person             9         Sole Dispositive Power
            With                               12,731,707**

                              10        Shared Dispositive Power
                                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    12,731,707**

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*

                                    [_]

13       Percent of Class Represented By Amount in Row (11)

                                    51.71%**

14       Type of Reporting Person*

                  OO

-------------------
**       See Items 5 and 6.


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 96 Pages

          This Statement on Schedule 13D relates to shares of common stock, $.01 par value per share (the "Shares"), of Golden Telecom, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report the recent acquisition of Shares of the Issuer, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

Item 1.   Security and Issuer.

          This Statement relates to the Shares. The address of the principal executive office of the Issuer is Representation Office of Golden TeleServices, Inc., 12 Trubnaya Ulitsa, Eighth Floor, 103045 Moscow, Russia.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i)       Alfa Telecom Limited ("Alfa Telecom");

               (ii)      Alfa Finance Holdings S.A. ("Alfa Finance");

               (iii)     CTF Holdings Limited ("CTF Holdings"); and

               (iv)      Crown Finance Foundation ("Crown Finance").

This Statement relates to the Shares held for the account of Alfa Telecom.

                              The Reporting Persons

          Alfa Telecom is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Alfa Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          Alfa Finance is a Luxembourg limited liability company with its principal address at 400 Route d'Esch, L-1471, Luxembourg. The principal business of Alfa Finance is to function as a holding company. Alfa Finance is the sole shareholder of Alfa Telecom and, in such capacity, may be deemed to be the beneficial owner of securities held for the account of Alfa Telecom. Current information concerning the identity and background of the directors and officers of Alfa Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the owner of 68.75% of the outstanding shares of Alfa Finance and, in such capacity, may be deemed to be the beneficial owner of securities held for the account of Alfa Telecom. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of securities held for the account of Alfa Telecom. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

                                                              Page 7 of 96 Pages

          The Supervisory Board coordinates the strategic development of a group of affiliated entities, often referred to as "Alfa Group Consortium," which includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities which are members of Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

          Alfa Telecom expended an aggregate of $110 million to purchase the securities reported herein as being acquired for its account in the last 60 days. Of this $110 million, $55 million was obtained in the form of a loan from Alfa Holdings (as defined in Item 6 hereof), an affiliate of Alfa Telecom. The remaining $55 million was paid in the form of a Promissory Note payable to GTS Europe Holdings (as defined in Item 6 hereof), the terms of which Promissory Note are described in Item 6 hereof.

          The securities held for the account of Alfa Telecom may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

          Each of Peter Aven, Andrey Kosogov and Tigran Agadjanov were elected as directors of the Issuer effective May 11, 2001. Mr. Aven and Mr. Kosogov are directors of Alfa Finance. Mr. Agadjanov is a managing director of an affiliate of the Reporting Persons.

          As directors of the Issuer, Mr. Aven, Mr. Kosogov and Mr. Agadjanov may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, as a result of their beneficial ownership positions, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.   Interest in Securities of the Issuer.

          The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

               (a)(i) Each of the Reporting Persons may be deemed the beneficial owner of the 12,731,707 Shares held for the account of Alfa Telecom (approximately 51.71% of the total number of Shares outstanding assuming the exercise of an option held for the account Alfa Telecom). This number assumes the exercise of an option to purchase 2,000,000 Shares held for the account of Alfa Telecom.

                                                              Page 8 of 96 Pages


               (ii) GTS Europe Holdings, CIG (as defined in Item 6 hereof), Cavendish (as defined in Item 6 hereof), First NIS Regional Fund (as defined in
Item 6 hereof), the Issuer and Alfa Telecom have entered into a Shareholders Agreement as described in Item 6 hereof. Reference is made to such statements on
Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of GTS Europe Holdings, CIG, Cavendish, First NIS Regional Fund for information regarding such entities, their respective beneficial ownership of Shares and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons' knowledge, as of May 17, 2001, each of GTS Europe Holdings, CIG, Cavendish, First NIS Regional Fund, respectively, may be deemed to beneficially own the following numbers of Shares:
GTS Europe Holdings - 2,861,206  (11.62% of the Issuer);  CIG - 2,257,314 (9.17%
of the Issuer); Cavendish - 1,384,226 (5.62% of the Issuer) and First NIS Regional Fund - 739,425 (3.00% of the Issuer). The numbers and percentages for each of CIG, Cavendish and First NIS Regional Fund assume the exercise of options granted under the Stock Option Agreements (as defined in Item 6 hereof). To the best of the Reporting Persons' knowledge, as of May 17, 2001, GTS Europe Holdings, CIG, Cavendish, First NIS Regional Fund and Alfa Telecom, in the aggregate but not individually, may be deemed to beneficially own 17,701,151 Shares (71.89% of the Issuer). The filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by GTS Europe Holdings, CIG, Cavendish or First NIS Regional Fund.

               (b) Each of the Reporting Persons may be deemed to have sole power to direct the voting and disposition of the 12,731,707 Shares held for the account of Alfa Telecom (assuming the exercise of an option held for the account of Alfa Telecom). Under the terms of the Shareholders Agreement, Alfa Telecom has agreed to take such actions as are necessary from time to time to maintain the composition of the Board of Directors of the Issuer in accordance with the terms of Section 3 of the Shareholders Agreement. As noted above, the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereof is the beneficial owner of any Shares held by GTS Europe Holdings, CIG, Cavendish or First NIS Regional Fund.

               (c) Except for the transactions listed on Annex B hereto, there have been no transactions effected with respect to the Shares since March 22, 2001 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) The shareholder of Alfa Telecom has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Alfa Telecom in accordance with its ownership interest in Alfa Telecom.

               (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On April 2, 2001, Alfa Bank Holdings Limited, a company incorporated in the British Virgin Islands ("Alfa Holdings"), entered into a Share Purchase Agreement (the "Share Purchase Agreement"), with Global TeleSystems, Inc., a Delaware corporation ("GTS"), Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership ("CIG"), Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish"), and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg, ("First NIS Regional Fund," and together with Cavendish, "Barings," and, collectively, with Alfa Holdings, CIG, and Barings, the "Purchasers") with respect to the sale to the Purchasers of 12,195,122 Shares (the "Purchase Shares") beneficially owned by GTS. On April 10, 2001, Alfa Holdings and Alfa Telecom entered into an Assignment Agreement (the "Assignment Agreement") pursuant to which Alfa Holdings assigned its rights and obligations under the Share Purchase Agreement, including its rights as a Purchaser thereunder, to Alfa Telecom, an affiliate of Alfa Holdings, in accordance with its right to make such assignment under the Share Purchase Agreement prior to the closing of the transactions contemplated by the Share Purchase Agreement, which closing took place on May 11, 2001 (the "Closing Date"). Copies of the Share Purchase Agreement and the Assignment Agreement are attached hereto as Exhibits B and C and are incorporated herein by reference.

                                                              Page 9 of 96 Pages

          On May 10, 2001, (i) GTS and Global TeleSystems Europe B.V. ("GTS Europe") entered into a share purchase agreement pursuant to which GTS assigned its rights and obligations under the Share Purchase Agreement, including its obligation as the seller thereunder, to GTS Europe, an affiliate of GTS, and
(ii) GTS Europe and GTS TeleSystems Europe Holdings B.V. ("GTS Europe Holdings") entered into a share purchase agreement pursuant to which GTS Europe assigned its rights and obligations under the Share Purchase Agreement, including its obligation as the seller thereunder, to GTS Europe Holdings, an affiliate of GTS.

          The aggregate purchase price paid by Alfa Telecom, CIG, Cavendish and First NIS Regional Fund pursuant to the Share Purchase Agreement for the Purchase Shares was $125 million; of which Alfa Telecom purchased 10,731,707 of the Purchase Shares for $110 million, of which 50% of such amount was paid by Alfa Telecom pursuant to the terms of a Promissory Note (the "Promissory Note") payable to GTS Europe Holdings; CIG purchased 487,805 of the Purchase Shares for $5,000,000; Cavendish Nominees Limited purchased 886,927 of the Purchase Shares for $9,091,000; and First NIS Regional Fund purchased 88,683 of the Purchase Shares for $909,000.

          The $55 million principal amount of the Promissory Note is due on May 31, 2001. Alfa Holdings (the "Guarantor") has guarantied all of Alfa Telecom's obligations under the Promissory Note pursuant to a Guaranty (the "Guaranty") executed on the Closing Date by Alfa Holdings in favor of GTS Europe Holdings. The Promissory Note is secured pursuant to a Pledge Agreement, dated as of the Closing Date (the "Pledge Agreement"), by and between Alfa Telecom and GTS Europe Holdings. Under the terms of the Pledge Agreement, Alfa Telecom pledged to GTS Europe Holdings all of its respective Purchase Shares, plus any additional Shares from time to time acquired by Alfa Telecom (the "Pledged Shares"), as collateral for its obligations to make its payments under the Promissory Note. So long as no event of default under the Promissory Note has occurred, Alfa Telecom will be entitled to exercise any and all voting and other consensual rights pertaining to the Pledged Shares and dividends and other distributions paid or payable by the Issuer. Copies of the Promissory Note (which includes the Guaranty) and the Pledge Agreement are attached hereto as Exhibits D and E and are incorporated herein by reference.

          In connection with entering into the Share Purchase Agreement, Alfa Holdings, CIG, Cavendish, First NIS Regional Fund, GTS and the Issuer entered into a Standstill Agreement, dated as of March 31, 2001 (the "Standstill Agreement"), pursuant to which each of Alfa Holdings, CIG, Cavendish and First NIS Regional Fund agreed, among other things, not to (i) engage in "business combinations" with the Issuer (within the meaning of such term in Section 203 of the Delaware General Corporation Law), (ii) acquire shares of voting stock of the Issuer in excess of specified levels; and (iii) participate in the "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote any voting stock of the Issuer in connection with the election of the directors of the Issuer, in each case for a period of two years following the Closing Date. In addition, the Standstill Agreement grants to each of Alfa Holdings, CIG, Cavendish and First NIS Regional Fund a limited preemptive right to acquire its respective pro rata share of new securities (on a fully diluted basis) issued by the Issuer from time to time during the term of the Standstill Agreement. A copy of the Standstill Agreement is attached hereto as Exhibit F and is incorporated herein by reference.

          On the Closing Date, each of Alfa Telecom, CIG and Barings entered into a separate stock option agreement (collectively, the "Stock Option Agreements") with GTS Europe Holdings which provide each of the Purchasers (or their respective designees) an option to purchase up to 2,272,727 Shares beneficially owned by GTS Europe Holdings (the "Option Shares"), allocated as follows: Alfa Telecom -- 2,000,000 Option Shares (pursuant to the "Alfa Telecom Stock Option Agreement"); CIG -- 90,909 Option Shares; and Barings -- 181,818 Option Shares. The purchase price for the Option Shares will be $11.00 per share in cash during the 60-day period after the Closing Date. During this 60-day period, GTS Europe Holdings has agreed not to sell the Option Shares to any other party.

          In addition, if certain conditions are met, the exercise period for the options under each of the Stock Option Agreements would be extended to cover the 12-month period after the Closing Date. During this period, each of Alfa Telecom, CIG and Barings would continue to have the option to purchase the Option Shares allocated to it in respect of which it has not yet exercised an option, at a purchase price per share equal to the greater of (i) $11.00 or (ii) 120% of the average closing price of the Shares on the Nasdaq National Market during the 60-trading day period preceding the date of delivery of the related option exercise notice (the "Revised Exercise Price"). In addition, if the

                                                             Page 10 of 96 Pages

exercise period is extended as described above, and GTS Europe Holdings proposes to sell its Option Shares to a third party at any time during such period (but following the original 60-day period), the Stock Option Agreements provide the Purchasers with certain rights of first offer in respect of the offered Option Shares. Pursuant to the Alfa Telecom Stock Option Agreement, for the 12-month period following the Closing Date, Alfa Telecom (or its designee) would have the right, upon written notice to GTS Europe Holdings (a "Contingent Call Notice"), to require GTS Europe Holdings to sell to Alfa Telecom (or its designees) any of the Shares that GTS Europe Holdings continues to own, at a per share price equal to the Revised Exercise Price. A copy of the Alfa Telecom Stock Option Agreement is attached hereto as Exhibit G and is incorporated herein by reference.

          On the Closing Date, each of Alfa Telecom, CIG, Cavendish, First NIS Regional Fund, GTS Europe Holdings and the Issuer entered into a Shareholders Agreement (the "Shareholders Agreement") which provides for the nomination and removal of directors of the Issuer. Subject to certain conditions, Alfa Telecom generally would have the right to designate three directors (plus an additional fourth director if CIG and Barings agree to such designation). CIG and Barings would each have the right to designate one director. GTS Europe Holdings would have the right to designate one director, who would be required to resign at the first to occur of (i) GTS Europe Holdings's receipt of at least $150 million of proceeds from the sale of its Shares pursuant to the Share Purchase Agreement and upon the exercise of options under the Stock Option Agreements, and (ii) such time as GTS Europe Holdings owns fewer than 4% of the outstanding Shares. Upon such resignation, the Alfa Telecom, CIG and Barings would jointly designate a replacement director. In no event, however, would the total number of directors designated by Alfa Telecom exceed four during the term of the Shareholders Agreement. In addition, the Shareholders Agreement contains a mechanism pursuant to which GTS Europe Holdings would gain the ability to designate a majority of the directors in the event of a default under the Promissory Note. Upon Alfa Telecom's ceasing to own fewer than 15% of the issued and outstanding Shares, the number of directors designated by Alfa Telecom would be reduced to two. Each of the parties to the Shareholders Agreement have agreed that as long as the voting agreement described above remains in effect, each of them will take all actions necessary to maintain the composition of the Issuer's Board of Directors as specified in the Shareholders Agreement. The Shareholders Agreement will terminate on the later to occur of (x) the second anniversary of the Closing Date and (y) the date of the Annual Meeting of Shareholders of the Issuer held in calendar year 2003. A copy of the Shareholders Agreement is attached hereto as Exhibit H and is incorporated herein by reference.

          In addition, the Shareholders Agreement also provides CIG and Barings with tag-along rights exercisable by CIG and Barings in the event that Alfa Telecom proposes to transfer shares to a third party who will own, directly or indirectly, not less than 9,791,999 Shares (as adjusted for capital changes) immediately after such transfer. Upon the exercise by CIG or Barings of such right, the exercising party may sell to the third party its pro rata portion of the Shares covered by the third party offer (not to exceed the number of Shares purchased by such exercising party under the Share Purchase Agreement and issued or issuable upon the exercise of options under CIG's and Barings' respective Stock Option Agreements). This tag-along right does not apply however, if Alfa Telecom transfers its Shares to an internationally recognized financial institution, a telecommunications company with a market capitalization in excess of $1 billion or an international investment fund with a majority of capital provided by reputable institutional or governmental shareholders.

          The Shareholders Agreement also provides for (i) the assignment by GTS Europe Holdings to Alfa Telecom of registration rights held by GTS Europe Holdings in respect of its Shares, and (ii) the right of CIG and Barings to purchase their pro rata portion of any Shares that are the subject of a Contingent Call Notice issued by Alfa Telecom under the Alfa Telecom Stock Option Agreement with GTS Europe Holdings.

          From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

          The foregoing descriptions of the Share Purchase Agreement, Assignment Agreement, Promissory Note (which includes the Guaranty), Pledge Agreement,
Standstill Agreement, Alfa Telecom Stock Option Agreement and Shareholders Agreement do not purport to be compete and are qualified in their entirety by the terms of each such document, which are incorporated herein by reference.

                                                             Page 11 of 96 Pages

          Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 96 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:     May 21, 2001                      ALFA TELECOM LIMITED


                                            By:   /S/ PAVEL NAZARIAN
                                                  -----------------------------
                                                  Pavel Nazarian
                                                  Director




Date:     May 21, 2001                      ALFA FINANCE HOLDINGS S.A.


                                            By:   /S/ PETER AVEN
                                                  -----------------------------
                                                  Peter Aven
                                                  Director




Date:     May 21, 2001                      CTF HOLDINGS LIMITED


                                            By:   /S/ FRANZ WOLF
                                                  -----------------------------
                                                  Franz Wolf
                                                  Director




Date:     May 21, 2001                      CROWN FINANCE FOUNDATION


                                            By:  /S/ NORBERT SEEGER
                                                 ------------------------------
                                                  Dr. Norbert Seeger
                                                  Director

                                            By:  /S/ CHRISTIAN ZANGERLE
                                                 ------------------------------
                                                  Dr. Christian Zangerle
                                                  Director

                                            By:   /S/ CHRISTIAN B. ROSENOW
                                                 ------------------------------
                                                  Christian B. Rosenow
                                                  Director

                                                                                                Page 13 of 96 Pages


                                                      ANNEX A

                                   Directors and Officers of Alfa Telecom Limited

Name/Title/Citizenship                            Principal Occupation                     Business Address
----------------------                            --------------------                     ----------------

    Pavel Nazarian                                Director, Administrative and Financial   Suite 1, 4 Irish Place,
    Director                                      Manager  of Alfa Bank Holdings Limited   Gibraltar
    (Russian)

    Joseph Moss                                   Administrative Director of Crown         Suite 3, 4 Irish Place,
    Director                                      Resources AG                             Gibraltar
    (British)

                                   Directors and Officers of Alfa Finance Holdings S.A.

Name/Title/Citizenship                            Principal Occupation                     Business Address
----------------------                            --------------------                     ----------------

    Peter Aven                                    President of OJSC Alfa Bank              11 Mashy Poryvaevoy Street,
    Director                                                                               107078 Moscow, Russia
    (Russian)

    Mikhail Fridman                               Chairman of the Board of Directors of    11 Mashy Poryvaevoy Street,
    Director                                      OJSC Alfa Bank                           107078 Moscow, Russia
    (Russian)

    David Gould                                   Deputy Director of Corporate             9 Karmanitskiy Per.,
    Director                                      Development, Finance and Control for     121002 Moscow, Russia
    (United States)                               CTF Holdings Limited

    Alexander Knaster                             Chief Executive Officer of OJSC Alfa     11 Mashy Poryvaevoy Street,
    Director                                      Bank                                     107078 Moscow, Russia
    (United States)

    Andrey Kosogov                                First Deputy Chairman of the Executive   11 Mashy Poryvaevoy Street,
    Director                                      Board of Directors of  OJSC Alfa Bank    107078 Moscow, Russia
    (Russian)

    Alexey Kuzmichev                              Chairman of the Board of Directors of    21 Novy Arbat Street,
    Director                                      Crown Resources AG                       121019 Moscow, Russia
    (Russian)


                                      Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship                            Principal Occupation                     Business Address
----------------------                            --------------------                     ----------------

    Adrian Collister                              Chartered accountant                     Suite 2, 4 Irish Place,
    Director                                                                               Gibraltar
    (British)

    Alla Koudriavtseva                            Finance Director of CTF Holdings         Suite 2, 4 Irish Place,
    Director                                      Limited                                  Gibraltar
    (Russian)

                                                                                                Page 14 of 96 Pages

    Franz Wolf                                    Administrative Director of CTF           Suite 2, 4 Irish Place,
    Director                                      Holdings Limited                         Gibraltar
    (German)


                                    Directors and Officers of Crown Finance Foundation
                                    --------------------------------------------------

Name/Title/Citizenship                            Principal Occupation                     Business Address
----------------------                            --------------------                     ----------------

    Christian Rosenow                             Director, CBR Privatinvest AG;           Claridenstrasse 25
    Director                                      Attorney                                 CH-8002 Zurich
    (Liechtenstein)                                                                        Switzerland

    Dr. Norbert Seeger                            Attorney, Office of Dr. Norbert          Am Schragen Weg 14,
    Director                                      Seeger                                   P.O. Box 1618, FL-9490 Vaduz,
    (Liechtenstein)                                                                        Liechtenstein

    Dr. Christian Zangerle                        Attorney, Office of Dr. Norbert          Am Schragen Weg 14,
    Director                                      Seeger                                   P.O. Box 1618, FL-9490 Vaduz,
    (Liechtenstein)                                                                        Liechtenstein

                            Directors of the Supervisory Board of Alfa Group Consortium


Name/Title/Citizenship                            Principal Occupation                     Business Address
----------------------                            --------------------                     ----------------

    Peter Aven                                    President of OJSC Alfa Bank              11 Mashy Poryvaevoy Street,
    Director                                                                               107078 Moscow, Russia
    (Russian)

    Alexander Fain                                Chief Executive Officer of               21 Novy Arbat Street,
    Director                                      LLC Alfa Eco                             121019 Moscow, Russia
    (Russian)

    Gleb Fetisov                                  President of LLC Alfa Eco                21 Novy Arbat Street,
    Director                                                                               121019 Moscow, Russia
    (Russian)

    Mikhail Fridman                               Chairman of the Board of Directors of    11 Mashy Poryvaevoy Street,
    Director                                      OJSC Alfa Bank                           107078 Moscow, Russia
    (Russian)

    Michail Gamzin                                Member of the Board of Directors of      133 Krasnaya Street
    Director                                      OJSC Kubansakhar                         350020 Krasnodar, Russia
    (Russian)

    German Khan                                   Member of the Board  of Directors of     18/2, Schipok Street,
    Director                                      OJSC Tyumen Oil Company                  113097 Moscow, Russia
    (Russian)

    Boris Kiperman                                Chief Executive Officer of               10/4 Krasnopresnenskaya
    Director                                      JSC Alfa Estate                          Naberezhnaya,
    (Russian)                                                                              123100 Moscow, Russia


                                                                                                Page 15 of 96 Pages

    Alexander Kosiyanenko                         Chief Executive Officer of               7/2 Novatorov Street,
    Director                                      JSC Perekrestok                          117421 Moscow, Russia
    (Russian)

    Alexey Kuzmichev                              Chairman of the Board of Directors of    21 Novy Arbat Street,
    Director                                      Crown Resources AG                       121019 Moscow, Russia
    (Russian)

    Nigel Robinson                                Director of Corporate Development,       9 Karmanitskiy Per.,
    Director                                      Finance and Control for CTF Holdings     121002 Moscow, Russia
    (British)                                     Limited

    Leonard Vid                                   Chairman of the Executive Board of       11 Mashy Poryvaevoy Street,
    Director                                      Directors of OJSC Alfa Bank              107078 Moscow, Russia
    (Russian)


         To the best of the Reporting Persons' knowledge:

          (a) With the exception of 20,000 Shares and options to purchase an additional 10,000 Shares held for the account of Alexander Knaster, none of the above persons hold any Shares. The exercisability of the options held for the account of Alexander Knaster is subject to final determination by the Board of Directors of Golden Telecom, Inc.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                                                           Page 16 of 96 Pages

                                                    ANNEX B

                                   RECENT TRANSACTIONS IN THE SECURITIES OF
                                             GOLDEN TELECOM, INC.


                                         Date of           Nature of            Number of
        For the account of             Transaction        Transaction          Securities               Price
        ------------------             -----------        -----------          ----------               -----

Alfa Telecom Limited                     5/11/01            Purchase        10,731,707 Shares           /1/

                                         5/11/01            Purchase       Option to Purchase            /1/
                                                                            2,000,000 Shares
                                                                                   /2/


/1/       Total consideration of $110 million was paid for the securities purchased by Alfa Telecom Limited.

/2/       The  expiration  date of this option is July 10, 2001,  and its exercise  price is $11.00 per Share.
Under certain circumstances,  this expiration date will be extended to May 11, 2002. If such extension occurs, the per Share  exercise price of the option after July 10, 2001 will be the greater of (i) $11.00 or (ii) 120%
of the  average  closing  price per Share on the Nasdaq  National  Market  during the  60-day  trading  period preceding the date of delivery of the option exercise notice.

                                                             Page 17 of 96 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                         -------

A.        Joint Filing  Agreement,  dated as of May 21,  2001,  by and among Alfa Telecom Limited,  Alfa Finance Holdings S.A., CTF
          Holdings Limited and Crown Finance Foundation...............    18

B.        Share Purchase Agreement,  dated as of April 2, 2001, by and among Alfa Bank Holdings Limited, Global TeleSystems, Inc., Capital International Global Emerging Markets Private Equity
          Fund,  L.P.,   Cavendish  Nominees  Limited  and  First  NIS
          Regional Fund SICAV ........................................    19

C.        Assignment  Agreement,  dated as of April 10,  2001,  by and
          between Alfa Bank Holdings Limited and Alfa Telecom Limited..   41

D. Promissory Note, dated as of May 11, 2001, issued by Alfa Telecom Limited (as assignee of Alfa Bank Holdings Limited)
          to Global TeleSystems Europe Holdings B.V. (as assignee of Global TeleSystems Europe B.V., which is the assignee of Global TeleSystems, Inc.) (including the Guaranty, dated as of May 11, 2001, by Alfa Bank  Holdings  Limited in favor of
          Global TeleSystems, Inc)....................................    43

E.        Pledge  Agreement,  dated as of May 11, 2001, by and between
          Alfa Telecom Limited (as assignee of Alfa Bank Holdings Limited) and Global TeleSystems Europe Holdings B.V. (as assignee of Global TeleSystems Europe B.V., which is the
          assignee of Global TeleSystems, Inc.).......................    54

F.        Standstill  Agreement,  dated as of March 31,  2001,  by and among Alfa Bank Holdings Limited, Global TeleSystems, Inc., Capital International Global Emerging Markets Private Equity
          Fund, L.P.,  Cavendish Nominees Limited,  First NIS Regional
          Fund SICAV and Golden Telecom, Inc..........................    63

G.        Alfa  Telecom  Stock Option  Agreement,  dated as of May 11,
          2001,  by and between Alfa  Telecom  Limited (as assignee of
          Alfa Bank Holdings  Limited) and Global  TeleSystems  Europe
          Holdings  B.V.  (as  assignee of Global  TeleSystems  Europe
          B.V.,  which is the  assignee of Global  TeleSystems,  Inc.)    73


H.        Shareholders  Agreement,  dated as of May 11,  2001,  by and among Alfa Telecom Limited (as assignee of Alfa Bank Holdings Limited), Global TeleSystems Europe Holdings B.V.
          (as assignee of Global TeleSystems Europe B.V., which is the assignee of Global TeleSystems, Inc.), Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited, First NIS Regional Fund SICAV and Golden
          Telecom, Inc................................................    85